12010130

STATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8-45592

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fremont Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

199 Fremont Street
(No. and street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kinkade **(415) 225-0488**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

Deloitte

FREMONT CAPITAL, INC.
(SEC I.D. No. 8-45592)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2011 and Independent Auditors' Report and Supplemental Report On Internal Control

FREMONT CAPITAL, INC.
(SEC I.D. No. 8-45592)

**Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2011 and
Independent Auditors' Report and
Supplemental Report On Internal Control**

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

FREMONT CAPITAL, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Stephen R. Kinkade, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fremont Capital, Inc. as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither Fremont Capital, Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2/23/12
Date

Financial Principal
Title

Subscribed and sworn to
before me this 23 day
of February, 2012

Notary Public

RAMON RAMIREZ
Commission # 1884627
Notary Public - California
Marin County
My Comm. Expires Mar 29, 2014

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Audit Committee of
Fremont Capital, Inc.

We have audited the accompanying statement of financial condition of Fremont Capital, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Fremont Capital, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the accompanying financial statements have been prepared from the books and records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated independently of Fremont Investors, Inc.

As discussed in Note 1 to the financial statements, in February 2012 the Company's board of directors authorized the dissolution of the Company which is expected to be finalized during 2012.

Deloitte & Touche LLP

February 23, 2012

FREMONT CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and cash equivalents	$	97,125
Prepaid expenses		2,518
Total assets	$	99,643

LIABILITIES and STOCKHOLDER'S EQUITY

Liabilities:		
Payable to related party	$	800
Total liabilities		800
Stockholder's Equity:		
Common stock, par value $0.01 per share; 10,000 shares authorized; 50 shares issued and outstanding		1
Capital in excess of par value		894,999
Accumulated deficit		(796,157)
Total stockholder's equity		98,843
Total liabilities and stockholder's equity	$	99,643

See Notes to Financial Statements

FREMONT CAPITAL, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2011

Expenses:		
Administrative services expenses paid to a related party	$	64,380
Regulatory fees		17,375
Consulting fees		5,400
Other operating expenses		2,081
Total expenses		89,236
Loss before income taxes		(89,236)
Income tax expense		(800)
Net loss	$	(90,036)

See Notes to Financial Statements

FREMONT CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2011

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Total
Balance, January 1, 2011	$ 1	$ 794,999	$ (706,121)	$ 88,879
Capital contribution	-	100,000	-	100,000
Net loss	-	-	(90,036)	(90,036)
Balance, December 31, 2011	$ 1	$ 894,999	$ (796,157)	$ 98,843

See Notes to Financial Statements

FREMONT CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (90,036)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses	(343)
Net cash used in operating activities	(90,379)
Cash flows from financing activities:	
Capital contribution	100,000
Cash provided by financing activities	100,000
Net increase in cash and cash equivalents	9,621
Cash and cash equivalents, beginning of year	87,504
Cash and cash equivalents, end of year	$ 97,125

See Notes to Financial Statements

1. Organization:

Fremont Capital, Inc. (the "Company") was incorporated in Delaware on February 9, 1993 under the name of Fremont Securities, Inc. The name was changed to Fremont Capital, Inc. effective April 9, 1993. On June 4, 1993, the Company was granted registration as a broker-dealer in securities by the Securities and Exchange Commission ("SEC") pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company was accepted as a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority, Inc. "FINRA") on July 16, 1993. The Company's primary business is acting as an agent in the placement of limited partnership interests and providing administrative services to related parties. The Company does not carry securities accounts for customers.

In February 2012, the Company's board of directors adopted a resolution that authorizes the filing of Form BDW with FINRA. When the Form BDW becomes effective, the Company will have withdrawn its registration as a broker-dealer with the SEC and FINRA. When the Company is no longer a registered broker-dealer, it intends to take the necessary steps to effect its dissolution and the complete dissolution of the Company is expected to be finalized during 2012.

The Company is a wholly-owned subsidiary of Fremont Investors, Inc. (the "Parent"). The Company has incurred operating losses and negative cash flows from operations. The Company plans to finance its operations primarily through capital contributions from its Parent, which has committed to continue funding the Company as needed up to the date the Company is dissolved.

2. Significant Accounting Policies:

Basis of Accounting:

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenues and expenses related to selling interests in limited partnerships are recorded upon approval of all required documents for the limited partnership. Expenses related to providing administrative services are recorded as incurred.

Management has evaluated subsequent events through February 23, 2012, the date the financial statements were available for issuance.

Cash and Cash Equivalents:

Cash and cash equivalents consist of a demand deposit account at Wells Fargo Bank, N.A. The Company classifies all short-term, highly liquid investments with original maturities of three months or less as cash equivalents. Due to the relatively short-term nature of these investments, the carrying value approximates fair value.

2. **Significant Accounting Policies continued:**

Financial Instruments:

The Company records investments at fair value, based on market quoted prices, if available, or as estimated by management. The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of financial instruments recorded in the Statement of Financial Condition (which includes payables) approximate fair value at December 31, 2011.

Taxes on Income:

The Company is a member of a group that includes the Parent and files both a consolidated federal income tax and a combined California franchise tax return. Under the tax sharing agreement with the Parent, the Company's current and deferred tax liabilities are calculated as if it were a separate taxpayer, except that the effect of graduated rates is not considered.

Deferred income taxes are provided for differences between the financial and tax bases of an asset or liability that will result in taxable or deductible amounts in the future years when the asset or liability is recovered or settled, respectively. A valuation allowance is recognized for deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company, as a member of a consolidated group, is subject to examination by federal and California tax authorities. As federal examinations are settled, the Company must report any results to California in which it has a tax-filing requirement as a member of a combined group.

Under the uncertain tax position provisions of Accounting Standards Codification Topic (ASC) 740, *Income Taxes*, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Regulatory Requirements:**

As a registered broker-dealer with the SEC and a member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and of a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2011, the Company had net capital of $96,325, which was $91,325 in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 0.0083 to 1.

The Company does not hold customer funds or securities and claims exemption from the provisions of Rule 15c3-3 based on Section (k)(2)(i).

4. **Related Party Transactions:**

Fremont Group Management, L.P., a related party to the Parent, provides administrative, accounting, legal, tax and other support services under the terms of an administrative services agreement. For the year ended December 31, 2011, these fees totaled $64,380.

During 2011, the Parent made a capital contribution of $100,000.

As of December 31, 2011, the Company has recorded a payable to the Parent in the amount of $800. This balance represents payments made by the Parent on behalf of the Company for California state franchise taxes.

5. **Income Taxes:**

The Company classifies any liability for unrecognized tax benefits as Other Liabilities in the Statement of Financial Condition unless payment is expected to occur in one year or less in which case the liability for unrecognized tax benefits is classified as Income Taxes Payable. As of December 31, 2011, the Company's Statement of Financial Condition did not include a liability for unrecognized tax benefits.

The Company recognizes interest and penalties associated with the liability for unrecognized tax benefits as a component of Income Tax Expense in the Statement of Operations. The Company did not recognize interest expense or penalties during the year ended December 31, 2011.

Income tax expense is summarized as follows:

Current:		
Federal	$	-0-
State		800
	$	800
Deferred:		
Federal	$	-0-
State		-0-
	$	-0-
Total	$	800

5. **Income Taxes continued:**

At December 31, 2011, deferred tax assets were $329,733, while deferred tax liabilities were $0. Deferred tax assets are attributable to state and federal net operating loss carryforwards, which expire between 2012 and 2031. Management does not believe that the Company has the ability to utilize its net deferred tax assets against future income and, therefore, a valuation allowance of $329,733 has been established for those net operating loss carryforwards which are not expected to be realized. This valuation allowance increased $35,138 during the year to reflect the additional net operating loss carryforwards generated by the Company that are not expected to be realized.

The Company's effective tax rate differs from the federal statutory rate of 35% in 2011 due primarily to the valuation allowance.

6. **Contingencies:**

As of the date the financial statements were available for issuance, the Company's management knew of no legal actions or threatened legal actions that may result in any materially adverse effect on the Company's financial statements.

FREMONT CAPITAL, INC.

For the Year Ended December 31, 2011

SUPPLEMENTARY INFORMATION

FREMONT CAPITAL, INC.

Schedule I

Computation of Net Capital For Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
as of December 31, 2011

Computation of Net Capital Requirements:	
Total stockholder's equity (from Statement of Financial Condition)	$ 98,843
Less prepaid expenses	(2,518)
Tentative net capital	96,325
Less haircuts on securities owned	0
Net capital	96,325
Minimum net capital requirement of 6 2/3% of aggregate indebtedness ($53) or $5,000, whichever is greater	5,000
Excess net capital	$ 91,325
Aggregate indebtedness:	
Payables to related parties	$ 800
Total aggregate indebtedness	$ 800
Ratio of aggregate indebtedness to net capital	0.0083 to 1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing as of December 31, 2011

FREMONT CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
Under the Securities Exchange Act of 1934
For the Year Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon Section (k)(2)(i).

FREMONT CAPITAL, INC.

REPORT OF INDEPENDENT AUDITORS
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5
Under the Securities Exchange Act of 1934

For the Year Ended December 31, 2011

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 23, 2012

Fremont Capital, Inc.
199 Fremont Street
San Francisco, CA 94105

In planning and performing our audit of the financial statements of Fremont Capital, Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 23, 2012 and such report expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the preparation of the books and records maintained by the Company and the planned dissolution of the Company in 2012), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP